# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: DAKTRONICS INC /SD/, CIK 0000915779
CUSIP: 234264109
Title of class of securities: Common Stock, $0.00001 per share par value
Address of issuer's principal executive offices: 201 Daktronics Drive, Brookings, South Dakota (SD), 57006
Date of event which requires filing of this statement: 06/27/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001536006

## Reporting persons
- Progeny 3, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Washington (WA); sole voting power 2,650,037; shared voting power 0; sole dispositive power 2,650,037; shared dispositive power 0; aggregate amount beneficially owned 2,650,037 (5.4% of the class)
- Jon Hemingway: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 2,650,037; shared voting power 0; sole dispositive power 2,650,037; shared dispositive power 0; aggregate amount beneficially owned 2,650,037 (5.4% of the class)

## Item 1. Issuer
Name of issuer: DAKTRONICS INC /SD/
Address of issuer's principal executive offices: 201 Daktronics Drive, Brookings, South Dakota, 57006

## Item 2. Person Filing
Name of person filing: Progeny 3, Inc. and Jon Hemingway
Address of principal business office or, if none, residence: 5209 Lake Washington Blvd NE, Suite 200, Kirkland, WA 98033
Citizenship: Progeny 3, Inc. is organized under the laws of the State of Washington and Hemingway is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See cover page
Percent of class: See cover page
Sole power to vote or to direct the vote: See cover page
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: See cover page
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2. The Accounts have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Progeny 3, Inc.: Progeny 3, Inc., Christopher Hemingway/Co-CIO (07/03/2025)
- Jon Hemingway: Jon Hemingway, Christopher Hemingway/Attorney-in-Fact (07/03/2025)